UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2019

Commission File Number: 001-34936

Noah Holdings Limited

No. 1687 Changyang Road, Changyang Valley, Building 2

Shanghai 200090, People’s Republic of China

(86) 21 8035 9221

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Noah Holdings Limited
By:	/s/ Shang-yan Chuang
Shang-yan Chuang
Chief Financial Officer

Date: August 29, 2019

2

EXHIBIT INDEX

Exhibit 99.1—Press Release

3

Exhibit 99.1

NOAH HOLDINGS LIMITED ANNOUNCES UNAUDITED

FINANCIAL RESULTS FOR THE SECOND QUARTER OF 2019

SHANGHAI, August 29, 2019 — Noah Holdings Limited (“Noah” or the “Company”) (NYSE: NOAH), a leading wealth and asset management service provider in China with a focus on global investment and asset allocation services for high net worth individuals and enterprises, today announced its unaudited financial results for the second quarter of 2019.

SECOND QUARTER 2019 FINANCIAL HIGHLIGHTS

•	Net revenues for the second quarter of 2019 were RMB871.6 million (US$127.0 million), a 9.3% increase from the corresponding period in 2018.

(RMB millions, except percentages)	Q2 2018	Q2 2019	YoY Change
Wealth management	556.5	625.6	12.4%
Asset management	195.5	171.1	(12.5%)
Lending and other businesses	45.6	74.9	64.1%

Total net revenues	797.6	871.6	9.3%

•	Income from operations for the second quarter of 2019 was RMB251.9 million (US$36.7 million), a 13.9% increase from the corresponding period in 2018.

(RMB millions, except percentages)	Q2 2018	Q2 2019	YoY Change
Wealth management	135.7	129.9	(4.3%)
Asset management	100.7	86.8	(13.8%)
Lending and other businesses	(15.1)	35.2	N.A.

Total income from operations	221.3	251.9	13.9%

•	Net income attributable to Noah shareholders for the second quarter of 2019 was RMB250.2 million (US$36.4 million), a 39.4% increase from the corresponding period in 2018.

•	Non-GAAP[1] net income attributable to Noah shareholders for the second quarter of 2019 was RMB263.4 million (US$38.4 million), a 6.4% increase from the corresponding period in 2018.

SECOND QUARTER 2019 OPERATIONAL UPDATES

Wealth Management Business

The Company’s wealth management business offers financial products and provides value-added services to high net worth clients in China and overseas. Noah primarily distributes credit, private equity, public securities and insurance products denominated in RMB and other currencies.

[1]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of relevant tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

•	Total number of registered clients as of June 30, 2019 was 283,655, a 28.6% increase from June 30, 2018.

•	Total number of active clients[2] during the second quarter of 2019 was 5,882, a 31.9% increase from June 30, 2018.

•	Aggregate value of financial products distributed during the second quarter of 2019 was RMB24.4 billion (US$3.5 billion), a 16.2% decrease from the second quarter of 2018.

	Three months ended June 30,
	2018		2019
Product type	(RMB in billions, except percentages)
Credit products	19.3	66.3%	9.8	40.0%
Private equity products	6.3	21.6%	7.7	31.5%
Public securities[3] products	2.8	9.7%	6.0	24.7%
Other products	0.7	2.4%	0.9	3.8%

All products	29.1	100.0%	24.4	100.0%

•	Average transaction value per active client[4] for the second quarter of 2019 was RMB4.1 million (US$0.6 million), a 36.4% decrease from the corresponding period in 2018.

•	Coverage network in mainland China included 306 service centers covering 83 cities as of June 30, 2019, up from 287 service centers covering 81 cities as of June 30, 2018.

•	Number of relationship managers was 1,428 as of June 30, 2019, a 4.5% decrease from June 30, 2018.

Asset Management Business

The Company’s asset management business, Gopher Asset Management Co., Ltd. (“Gopher Asset Management”), is a leading alternative multi-asset manager in China also with international offices in Hong Kong and the United States. Gopher Asset Management develops and manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies.

•	Total assets under management as of June 30, 2019 were RMB180.8 billion (US$26.3 billion), a 5.7% increase from March 31, 2019 and an 11.9% increase from June 30, 2018.

[2]	“Active clients” for a given period refers to registered high net worth clients who purchase financial products distributed or provided by Noah during that given period.
[3]

“Public securities products” refer to the financial products that invest in publicly traded securities, including stocks and bonds. This was previously referred to as “secondary market equity” financial products. Starting in January 2019, we included the transaction value of mutual fund products in the total transaction value.

[4]	“Average transaction value per active client” refers to the average value of financial products that were purchased by active clients during the period specified.

Investment type	As of March 31, 2019		Growth	Distribution/ Redemption		As of June 30, 2019
	(RMB billions, except percentages)
Private equity	101.1	59.1%	4.7	1.4		104.4	57.7%
Credit	38.8	22.7%	3.7	1.9		40.6	22.5%
Real estate	17.4	10.2%	2.7	1.0		19.1	10.6%
Public securities	6.9	4.0%	2.2	0.9	[5]	8.2	4.5%
Multi-strategies	6.9	4.0%	1.6	—		8.5	4.7%

All Investments	171.1	100.0%	14.9	5.2		180.8	100.0%

Lending and Other Businesses

The Company’s lending business utilizes an advanced risk-management system to assess and facilitate short-term loans to high quality borrowers, often secured with collateral. The total amount of loans originated during the second quarter of 2019 was RMB2.8 billion, a decrease of 12.5% from the corresponding period of 2018. Other businesses include an online financial advisory platform and payment technology services.

Mr. Yi Zhao, Group President of Noah, said, “We are facing a stringent macro-economic situation in 2019, with the downturn of China’s credit cycle coinciding with geo-political tensions. This has led to short-term headwinds in our business. These challenges further solidify our dedication to transforming our credit business to NAV-based portfolios and strengthening our investment capabilities. We remain confident in the growth potential of both the wealth management and asset management industries in China, and believe we will benefit by executing the Company’s long-term strategy of serving Chinese high net worth clients with high-quality financial products and comprehensive services globally.”

SECOND QUARTER 2019 FINANCIAL RESULTS

Net Revenues

Net revenues for the second quarter of 2019 were RMB871.6 million (US$127.0 million), a 9.3% increase from the corresponding period in 2018, primarily driven by increased one-time commissions and other service fees, and partially offset by decreased performance-based income.

•	Wealth Management Business

•

Net revenues from one-time commissions for the second quarter of 2019 were RMB293.2 million (US$42.7 million), a 25.9% increase from the corresponding period in 2018, primarily due to sales of products with higher one-time commission rates.

•

Net revenues from recurring service fees for the second quarter of 2019 were RMB268.7 million (US$39.1 million), a 5.5% decrease from the corresponding period in 2018, mainly due to the maturity of certain products previously distributed with higher recurring fee rates.

•

Net revenues from performance-based income for the second quarter of 2019 were RMB2.0 million (US$0.3 million), compared with RMB11.8 million in the corresponding period of 2018, primarily due to a decrease in performance-based income from public securities products.

•

Net revenues from other service fees for the second quarter of 2019 were RMB61.7 million (US$9.0 million), an increase from RMB27.5 million in the corresponding period in 2018, primarily due to the growth of various value-added services Noah offers to its high net worth clients.

[5]	The distribution/redemption of public securities also includes market appreciation or depreciation.

•	Asset Management Business

•	Net revenues from recurring service fees for the second quarter of 2019 were RMB163.9 million (US$23.9 million), relatively flat compared with the corresponding period in 2018.

•

Net revenues from performance-based income for the second quarter of 2019 were RMB5.6 million (US$0.8 million), compared with RMB27.3 million in the corresponding period of 2018, primarily due to a decrease in performance-based income from real estate products.

•	Lending and Other Businesses

•

Net revenues for the second quarter of 2019 were RMB74.9 million (US$10.9 million), a 64.1% increase from the corresponding period in 2018. The increase was primarily due to the service fee income generated from loans originated in the previous periods.

Operating Costs and Expenses

Operating costs and expenses for the second quarter of 2019 were RMB619.7 million (US$90.3 million), a 7.5% increase from the corresponding period in 2018. Operating costs and expenses primarily consisted of compensation and benefits of RMB437.5 million (US$63.7 million), selling expenses of RMB79.6 million (US$11.6 million), general and administrative expenses of RMB84.2 million (US$12.3 million) and other operating expenses of RMB51.1 million (US$7.4 million).

•

Operating costs and expenses for the wealth management business for the second quarter of 2019 were RMB495.8 million (US$72.2 million), a 17.8% increase from the corresponding period in 2018, primarily due to an increase in compensation and benefits and provision of doubtful accounts.

•

Operating costs and expenses for the asset management business for the second quarter of 2019 were RMB84.3 million (US$12.3 million), an 11.2% decrease from the corresponding period in 2018, primarily due to a decrease in general and administrative expenses.

•

Operating costs and expenses for the lending and other businesses for the second quarter of 2019 were RMB39.7 million (US$5.8 million), a 34.6% decrease from the corresponding period in 2018, primarily due to a decrease in compensation and benefits as employees under non-lending businesses were restructured since the beginning of 2019.

Operating Margin

Operating margin for the second quarter of 2019 was 28.9%, increased from 27.7% for the corresponding period in 2018.

•	Operating margin for the wealth management business for the second quarter of 2019 was 20.8%, compared with 24.4% for the corresponding period in 2018.

•	Operating margin for the asset management business for the second quarter of 2019 was 50.8%, compared with 51.5% for the corresponding period in 2018.

•

Income from operation for the lending and other businesses for the second quarter of 2019 was RMB35.2 million (US$5.1 million), compared with an operating loss of RMB15.1 million for the corresponding period in 2018.

Investment Income

Investment income for the second quarter of 2019 was RMB11.8 million (US$1.7 million), compared with RMB16.8 million for the corresponding period in 2018.

Income Tax Expenses

Income tax expenses for the second quarter of 2019 were RMB67.6 million (US$9.9 million), a 17.3% increase from the corresponding period in 2018, primarily due to higher taxable income.

Net Income

•	Net Income

•	Net income for the second quarter of 2019 was RMB254.4 million (US$37.1 million), a 36.5% increase from the corresponding period in 2018.

•	Net margin for the second quarter of 2019 was 29.2%, up from 23.4% for the corresponding period in 2018.

•	Net income attributable to Noah shareholders for the second quarter of 2019 was RMB250.2 million (US$36.4 million), a 39.4% increase from the corresponding period in 2018.

•

Net income attributable to Noah shareholders per basic and diluted ADS for the second quarter of 2019 was RMB4.09 (US$0.60) and RMB4.04 (US$0.59), respectively, up from RMB3.13 and RMB3.00 respectively, for the corresponding period in 2018.

•	Non-GAAP Net Income Attributable to Noah Shareholders

•	Non-GAAP net income attributable to Noah shareholders for the second quarter of 2019 was RMB263.4 million (US$38.4 million), a 6.4% increase from the corresponding period in 2018.

•	Non-GAAP net margin attributable to Noah shareholders for the second quarter of 2019 was 30.2%, compared with 31.0% for the corresponding period in 2018.

•	Non-GAAP net income attributable to Noah shareholders per diluted ADS for the second quarter of 2019 was RMB4.25 (US$0.62), up from RMB4.12 for the corresponding period in 2018.

Balance Sheet and Cash Flow

As of June 30, 2019, the Company had RMB2,873.7 million (US$418.6 million) in cash and cash equivalents, compared with RMB2,869.6 million as of March 31, 2019 and RMB2,094.8 million as of June 30, 2018.

Net cash inflow from the Company’s operating activities during the second quarter of 2019 was RMB72.6 million (US$10.6 million), driven by profit earned from normal business operations and partially offset by payment of employee annual bonuses in the second quarter.

Net cash outflow from the Company’s investing activities during the second quarter of 2019 was RMB370.6 million (US$54.0 million), primarily due to various short-term investments made in the second quarter.

Net cash inflow from the Company’s financing activities was RMB277.8 million (US$40.5 million) in the second quarter of 2019, primarily due to capital contributions from non-controlling shareholders of a consolidated subsidiary.

UPDATE ON CREDIT FUNDS

As previously announced on July 8, 2019, certain credit funds managed by an affiliate of Gopher Asset Management provided supply chain financing involving companies related to Camsing International Holding Limited (“Camsing”). It is suspected that fraud has been committed by certain counterparties involved in such financings. Media in China has reported that a number of individuals were arrested due to these suspected fraudulent activities. The relevant criminal investigation is ongoing. Gopher Asset Management is assisting police and other government authorities in their investigation, and is pursuing all available actions, including filing civil litigation against the relevant debtor and guarantors, to protect the interests of the Company’s fund investors and to recover assets.

2019 FORECAST

In consideration of the macro-economic conditions in China, ongoing geo-political tensions, as well as the expected short-term impact resulting from the Camsing incident, the Company is updating its full year 2019 guidance. The Company estimates that non-GAAP net income attributable to Noah shareholders for the full year 2019 will be in the range of RMB1.0 billion to RMB1.1 billion, the mid-point of which representing an increase of 3.9% compared with the full year 2018. This updated forecast represents a change from the Company’s previous guidance of a full year non-GAAP net income attributable to Noah shareholders in the range of RMB1.13 billion to RMB1.18 billion, and reflects management’s current business outlook and is subject to further change.

CONFERENCE CALL

Senior management will host a combined English and Chinese language conference call to discuss the Company’s second quarter 2019 unaudited financial results and recent business activities.

The conference call may be accessed with the following details:

Conference call details
Date/Time:	Wednesday, Aug 28, 2019 at 8:00 p.m., U.S. Eastern Time Thursday, Aug 29, 2019 at 8:00 a.m., Hong Kong Time
Dial in details:
- United States Toll Free	+1-866-311-7654
- Mainland China Toll Free	4001-201-203
- Hong Kong Toll Free	800-905-945
- International	+1-412-317-5227
Conference Title:	Noah Holdings Second Quarter 2019 Earnings Call
Participant Password:	Noah Holdings Limited

A telephone replay will be available starting one hour after the end of the conference call until September 4, 2019 at +1-877-344-7529 (US Toll Free) or +1-412-317-0088 (International Toll). The replay access code is 10134397.

A live and archived webcast of the conference call will be available at Noah’s investor relations website under the News & Events section at ir.noahgroup.com.

DISCUSSION OF NON-GAAP MEASURES

In addition to disclosing financial results prepared in accordance with U.S. GAAP, the Company’s earnings release contains non-GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity investments (unrealized), adjustment for sale of equity securities and net of tax impact, if any. See “Reconciliation of GAAP to Non-GAAP Results” at the end of this press release.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance in the periods presented, management reviewed the foregoing non-GAAP net income attributable to Noah shareholders and per diluted ADS and non-GAAP net margin attributable to Noah shareholders to supplement U.S. GAAP financial data. As such, the Company’s management believes that the presentation of the non-GAAP financial measures provides important supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management.

ABOUT NOAH HOLDINGS LIMITED

Noah Holdings Limited (NYSE: NOAH) is a leading wealth and asset management service provider in China with a focus on high net worth individuals. In the first half of 2019, Noah distributed RMB52.4 billion (US$7.6 billion) of financial products. Through Gopher Asset Management, Noah had assets under management of RMB180.8 billion (US$26.3 billion) as of June 30, 2019.

Noah’s wealth management business primarily distributes credit, private equity, public securities and insurance products denominated in RMB and other currencies. Noah delivers customized financial solutions to clients through a network of 1,428 relationship managers across 306 service centers in 83 cities in mainland China, and serves the international investment needs of its clients through offices in Hong Kong, Taiwan, United States, Canada, Australia and Singapore. The Company’s wealth management business had 283,655 registered clients as of June 30, 2019. As a leading alternative multi-asset manager in China, Gopher Asset Management manages private equity, real estate, public securities, credit and multi-strategy investments denominated in Renminbi and other currencies. The Company also provides lending services and other businesses, including online financial advisory platform and payment technology services.

For more information, please visit Noah at ir.noahgroup.com.

FOREIGN CURRENCY TRANSLATION

In this announcement, the unaudited financial results for the second quarter of 2019 ended June 30, 2019 are stated in RMB. This announcement contains currency conversions of certain RMB amounts into US$ at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.8650 to US$1.00, the effective noon buying rate for June 28, 2019 as set forth in the H.10 statistical release of the Federal Reserve Board.

SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the outlook for 2019 and quotations from management in this announcement, as well as Noah’s strategic and operational plans, contain forward-looking statements. Noah may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Noah’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause Noah’s actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: its goals and strategies; its future business development, financial condition and results of operations; the expected growth of the wealth management and asset management market in China and internationally; its expectations regarding demand for and market acceptance of the products it distributes; investment risks associated with financial products distributed to Noah’s investors, including the risk of default by counterparties or loss of value due to market or business conditions or misconduct by counterparties; uncertainty regarding the outcome of the legal actions which are being or may be taken by the Company’s affiliates in connection with the Camsing situation, including its ability to recoup amounts extended as financing to third parties and the risk of potential claims by investors; its expectations regarding keeping and strengthening its relationships with key clients; relevant government policies and regulations relating to its industries; its ability to attract and retain qualified employees; its ability to stay abreast of market trends and technological advances; its plans to invest in research and development to enhance its product choices and service offerings; competition in its industries in China and internationally; general economic and business conditions in China; and its ability to effectively protect its intellectual property rights and not to infringe on the intellectual property rights of others. Further information regarding these and other risks is included in Noah’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Noah does not undertake any obligation to update any such information, including forward-looking statements, as a result of new information, future events or otherwise, except as required under the applicable law.

Contacts:

Noah Holdings Limited

Eva Ma

Tel: +86-21-8035-9221

ir@noahgroup.com

— FINANCIAL AND OPERATIONAL TABLES FOLLOW —

Noah Holdings Limited

Condensed Consolidated Balance Sheets

(unaudited)

	As of
	March 31,	June 30,	June 30,
	2019	2019	2019
	RMB’000	RMB’000	USD’000
Assets
Current assets:
Cash and cash equivalents	2,869,638	2,873,740	418,607
Restricted cash	2,500	2,500	364
Short-term investments	501,646	747,710	108,916
Accounts receivable	330,770	292,971	42,676
Loans receivable	507,650	532,284	77,536
Amounts due from related parties	664,305	799,391	116,444
Loans receivable from factoring business	14,010	69,270	10,090
Other current assets	476,160	314,624	45,830

Total current assets	5,366,679	5,632,490	820,463

Long-term investments	1,056,387	1,141,506	166,279
Investment in affiliates	1,401,542	1,411,072	205,546
Property and equipment, net	332,570	315,788	46,000
Operating lease right-of-use assets, net	290,062	373,784	54,448
Non-current deferred tax assets	113,383	116,306	16,942
Other non-current assets	67,577	75,869	11,052

Total Assets	8,628,200	9,066,815	1,320,730

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses	727,796	461,099	67,167
Income tax payable	106,337	59,743	8,703
Deferred revenues	154,723	144,378	21,031
Other current liabilities	540,184	628,158	91,502

Total current liabilities	1,529,040	1,293,378	188,403

Operating lease liabilities, non-current	311,650	380,862	55,479
Non-current deferred tax liabilities	66,992	66,741	9,722
Other non-current liabilities	28,638	21,832	3,180

Total Liabilities	1,936,320	1,762,813	256,784

Equity	6,691,880	7,304,002	1,063,946

Total Liabilities and Equity	8,628,200	9,066,815	1,320,730

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Three months ended
	June 30,	June 30,	June 30,	Change
	2018	2019	2019
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others:
One-time commissions	161,791	193,937	28,250	19.9%
Recurring service fees	167,196	131,164	19,106	(21.6%	)
Performance-based income	10,082	2,051	299	(79.7%	)
Other service fees	76,883	139,940	20,385	82.0%

Total revenues from others	415,952	467,092	68,040	12.3%
Revenues from funds Gopher manages:
One-time commissions	72,805	101,104	14,727	38.9%
Recurring service fees	284,389	303,578	44,221	6.7%
Performance-based income	29,213	5,610	817	(80.8%	)

Total revenues from funds Gopher manages	386,407	410,292	59,765	6.2%
Total revenues	802,359	877,384	127,805	9.4%
Less: VAT related surcharges	(4,757)	(5,786)	(843)	21.6%

Net revenues	797,602	871,598	126,962	9.3%

Operating costs and expenses:
Compensation and benefits
Relationship managers	(168,429)	(175,898)	(25,622)	4.4%
Others	(221,835)	(261,604)	(38,107)	17.9%

Total compensation and benefits	(390,264)	(437,502)	(63,729)	12.1%
Selling expenses	(120,472)	(79,557)	(11,589)	(34.0%	)
General and administrative expenses	(68,510)	(84,203)	(12,266)	22.9%
Other operating expenses	(28,589)	(51,063)	(7,438)	78.6%
Government grants	31,432	32,587	4,747	3.7%

Total operating costs and expenses	(576,403)	(619,738)	(90,275)	7.5%

Income from operations	221,199	251,860	36,687	13.9%

Other income:
Interest income	18,633	29,225	4,257	56.8%
Interest expenses	(3,313)	—	—	(100.0%	)
Investment income	16,754	11,847	1,726	(29.3%	)
Other (expense) income	(21,357)	310	45	N.A.

Total other income	10,717	41,382	6,028	286.1%

Income before taxes and income from equity in affiliates	231,916	293,242	42,715	26.4%
Income tax expense	(57,651)	(67,622)	(9,850)	17.3%
Income from equity in affiliates	12,087	28,829	4,199	138.5%

Net income	186,352	254,449	37,064	36.5%
Less: net income attributable to non-controlling interests	6,867	4,266	621	(37.9%	)

Net income attributable to Noah shareholders	179,485	250,183	36,443	39.4%

Income per ADS, basic	3.13	4.09	0.60	30.7%
Income per ADS, diluted	3.00	4.04	0.59	34.7%

Margin analysis:
Operating margin	27.7%	28.9%	28.9%
Net margin	23.4%	29.2%	29.2%

Weighted average ADS equivalent[1]:
Basic	57,295,516	61,211,098	61,211,098
Diluted	60,747,298	61,966,245	61,966,245
ADS equivalent outstanding at end of period	58,498,187	61,259,417	61,259,417

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Consolidated Income Statements

(In RMB’000, except for USD data, per ADS data and percentages)

(unaudited)

	Six months ended
	June 30, 2018	June 30, 2019	June 30, 2019	Change
	RMB’000	RMB’000	USD’000
Revenues:
Revenues from others:
One-time commissions	381,332	410,580	59,808	7.7%
Recurring service fees	311,128	263,640	38,403	(15.3%	)
Performance-based income	30,739	3,145	458	(89.8%	)
Other service fees	136,872	285,317	41,561	108.5%

Total revenues from others	860,071	962,682	140,230	11.9%
Revenues from funds Gopher manages:
One-time commissions	171,189	209,012	30,446	22.1%
Recurring service fees	538,456	591,734	86,196	9.9%
Performance-based income	68,261	9,368	1,365	(86.3%	)

Total revenues from funds Gopher manages	777,906	810,114	118,007	4.1%
Total revenues	1,637,977	1,772,796	258,237	8.2%
Less: VAT related surcharges	(9,456)	(11,314)	(1,648)	19.6%

Net revenues	1,628,521	1,761,482	256,589	8.2%

Operating costs and expenses:
Compensation and benefits
Relationship managers	(327,130)	(343,166)	(49,988)	4.9%
Others	(423,847)	(498,641)	(72,635)	17.6%

Total compensation and benefits	(750,977)	(841,807)	(122,623)	12.1%
Selling expenses	(226,731)	(170,013)	(24,765)	(25.0%	)
General and administrative expenses	(124,439)	(142,753)	(20,794)	14.7%
Other operating expenses	(66,552)	(101,891)	(14,842)	53.1%
Government grants	35,920	49,367	7,191	37.4%

Total operating costs and expenses	(1,132,779)	(1,207,097)	(175,833)	6.6%

Income from operations	495,742	554,385	80,756	11.8%

Other income:
Interest income	41,500	52,348	7,625	26.1%
Interest expenses	(10,182)	(430)	(63)	(95.8%	)
Investment income	58,886	37,510	5,464	(36.3%	)
Other expense	(20,194)	(1,618)	(236)	(92.0%	)

Total other income	70,010	87,810	12,790	25.4%

Income before taxes and income from equity in affiliates	565,752	642,195	93,546	13.5%
Income tax expense	(131,313)	(147,114)	(21,430)	12.0%

Income from equity in affiliates	12,739	46,952	6,839	268.6%

Net income	447,178	542,033	78,955	21.2%
Less: net (loss) income attributable to non-controlling interests	(772)	7,273	1,059	N.A.

Net income attributable to Noah shareholders	447,950	534,760	77,896	19.4%

Income per ADS, basic	7.82	8.78	1.28	12.3%
Income per ADS, diluted	7.37	8.65	1.26	17.4%

Margin analysis:
Operating margin	30.4%	31.5%	31.5%
Net margin	27.5%	30.8%	30.8%

Weighted average ADS equivalent[1]:
Basic	57,295,516	60,892,670	60,892,670
Diluted	60,747,298	61,933,765	61,933,765
ADS equivalent outstanding at end of period	58,498,187	61,259,417	61,259,417

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ordinary share represents two ADSs.

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Three months ended
	June 30, 2018	June 30, 2019	June 30, 2019	Change
	RMB’000	RMB’000	USD’000
Net income	186,352	254,449	37,065	36.5%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	52,539	54,495	7,938	3.7%
Fair value fluctuation of available for sale Investment (after tax)	(2,469)	2,339	341	N.A.

Comprehensive income	236,422	311,283	45,344	31.7%
Less: Comprehensive income attributable to non-controlling interests	6,835	4,199	612	(38.6%	)

Comprehensive income attributable to Noah shareholders	229,587	307,084	44,732	33.8%

Noah Holdings Limited

Condensed Comprehensive Income Statements

(unaudited)

	Six months ended
	June 30, 2018	June 30, 2019	June 30, 2019	Change
	RMB’000	RMB’000	USD’000
Net income	447,178	542,033	78,955	21.2%
Other comprehensive income, net of tax:
Foreign currency translation adjustments	17,676	23,637	3,443	33.7%
Fair value fluctuation of available for sale Investment (after tax)	(1,093)	2,387	348	N.A.

Comprehensive income	463,761	568,057	82,746	22.5%
Less: Comprehensive (loss) income attributable to non-controlling interests	(744)	7,416	1,080	N.A.

Comprehensive income attributable to Noah shareholders	464,505	560,641	81,666	20.7%

Noah Holdings Limited

Supplemental Information

(unaudited)

	As of
	June 30, 2018	June 30, 2019	Change
Number of registered clients	220,601	283,655	28.6%
Number of relationship managers	1,495	1,428	(4.5%	)
Number of cities in mainland China under coverage	81	83	2.5%

	Three months ended
	June 30, 2018	June 30, 2019	Change
	(in millions of RMB, except number of active clients and percentages)
Number of active clients	4,461	5,882	31.9%
Transaction value:
Credit products	19,252	9,750	(49.4%	)
Private equity products	6,287	7,658	21.8%
Public securities products	2,835	6,021	112.4%
Other products	678	934	37.7%

Total transaction value	29,052	24,363	(16.1%	)
Average transaction value per active client	6.51	4.14	(36.4%	)

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2019
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	193,567	370	—	193,937
Recurring service fees	129,698	1,466	—	131,164
Performance-based income	1,984	67	—	2,051
Other service fees	62,032	1,193	76,715	139,940

Total revenues from others	387,281	3,096	76,715	467,092

Revenues from funds Gopher manages
One-time commissions	101,104	—	—	101,104
Recurring service fees	140,316	163,262	—	303,578
Performance-based income	—	5,610	—	5,610

Total revenues from funds Gopher manages	241,420	168,872	—	410,292

Total revenues	628,701	171,968	76,715	877,384
Less: VAT related surcharges	(3,070)	(877)	(1,839)	(5,786)

Net revenues	625,631	171,091	74,876	871,598

Operating costs and expenses:
Compensation and benefits
Relationship managers	(175,851)	—	(47)	(175,898)
Others	(162,491)	(72,697)	(26,416)	(261,604)

Total compensation and benefits	(338,342)	(72,697)	(26,463)	(437,502)
Selling expenses	(70,838)	(4,344)	(4,375)	(79,557)
General and administrative expenses	(63,236)	(13,778)	(7,189)	(84,203)
Other operating expenses	(32,179)	(2,575)	(16,309)	(51,063)
Government grants	8,821	9,144	14,622	32,587

Total operating costs and expenses	(495,774)	(84,250)	(39,714)	(619,738)

Income from operations	129,857	86,841	35,162	251,860

Noah Holdings Limited

Segment Condensed Income Statements

(unaudited)

	Three months ended June 30, 2018
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Revenues from others
One-time commissions	161,421	370	—	161,791
Recurring service fees	158,469	8,727	—	167,196
Performance-based income	10,082	—	—	10,082
Other service fees	27,613	2,735	46,535	76,883

Total revenues from others	357,585	11,832	46,535	415,952

Revenues from funds Gopher manages
One-time commissions	72,805	—	—	72,805
Recurring service fees	127,264	157,125	—	284,389
Performance-based income	1,739	27,474	—	29,213

Total revenues from funds Gopher manages	201,808	184,599	—	386,407

Total revenues	559,393	196,431	46,535	802,359
Less: VAT related surcharges	(2,932)	(924)	(901)	(4,757)

Net revenues	556,461	195,507	45,634	797,602

Operating costs and expenses:
Compensation and benefits
Relationship managers	(167,533)	—	(896)	(168,429)
Others	(121,290)	(68,923)	(31,622)	(221,835)

Total compensation and benefits	(288,823)	(68,923)	(32,518)	(390,264)
Selling expenses	(110,686)	(5,361)	(4,425)	(120,472)
General and administrative expenses	(41,550)	(19,235)	(7,725)	(68,510)
Other operating expenses	(7,745)	(4,725)	(16,119)	(28,589)
Government grants	27,994	3,418	20	31,432

Total operating costs and expenses	(420,810)	(94,826)	(60,767)	(576,403)

Income (loss) from operations	135,651	100,681	(15,133)	221,199

Noah Holdings Limited

Supplement Revenue Information by Geography

(unaudited)

	Wealth Management Business	Three months ended June 30, 2019		Total
		Asset Management Business	Lending and Other Businesses
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	420,540	145,992	76,715	643,247
Hong Kong	178,002	23,705	—	201,707
Others	30,159	2,271	—	32,430

Total revenues	628,701	171,968	76,715	877,384

	Three months ended June 30, 2018
	Wealth Management Business	Asset Management Business	Lending and Other Businesses	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Revenues:
Mainland China	441,408	146,322	46,535	634,265
Hong Kong	117,985	50,109	—	168,094

Total revenues	559,393	196,431	46,535	802,359

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited) 6

	Three months ended
	June 30, 2018	June 30, 2019	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	179,485	250,183	39.4%
Adjustment for share-based compensation	20,241	22,994	13.6%
Less: gains (loss) from fair value changes of equity securities (unrealized)	(49,063)	10,775	N.A.
Add: gains from sales of equity securities (realized)	3,338	4,951	48.3%
Less: tax effect of adjustments	4,520	3,977	(12.0%	)

Adjusted net income attributable to Noah shareholders (non-GAAP)	247,607	263,376	6.4%
Net margin attributable to Noah shareholders	22.5%	28.7%
Non-GAAP net margin attributable to Noah shareholders	31.0%	30.2%
Net income attributable to Noah shareholders per ADS, diluted	3.00	4.04	34.7%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	4.12	4.25	3.2%

[6]

Noah’s Non-GAAP financial measures are its corresponding GAAP financial measures excluding the effects of all forms of share-based compensation, fair value changes of equity securities (unrealized), adjustment for sale of equity securities and net of tax impact, if any.

Noah Holdings Limited

Reconciliation of GAAP to Non-GAAP Results

(In RMB, except for per ADS data and percentages)

(unaudited)

	Six months ended
	June 30, 2018	June 30, 2019	Change
	RMB’000	RMB’000
Net income attributable to Noah shareholders	447,950	534,760	19.4%
Adjustment for share-based compensation	42,942	52,610	22.5%
Less: gains (loss) from fair value changes of equity securities (unrealized)	(14,275)	19,517	N.A
Add: gains from sales of equity securities (realized)	3,338	9,836	194.7%
Less: tax effect of adjustments	6,803	9,691	42.5%

Adjusted net income attributable to Noah shareholders (non-GAAP)	501,702	567,998	13.2%
Net margin attributable to Noah shareholders	27.5%	30.4%
Non-GAAP net margin attributable to Noah shareholders	30.8%	32.2%
Net income attributable to Noah shareholders per ADS, diluted	7.49	8.65	15.5%
Non-GAAP net income attributable to Noah shareholders per ADS, diluted	8.37	9.18	9.7%